UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

Form C: Offering Statement

Form C-U: Progress Update

X Form C/A: Amendment to Offering Statement
Check box if Amendment is material and investors must reconfirm within five business days.

Describe the Nature of the Amendment: Extending the Offering Deadline, addition of team members, expansion of new demo facility.

Form C-AR: Annual Report

Form C-AR/A: Amendment to Annual Report

Form C-TR: Termination of Reporting

Name of issuer:

TFI International Sales, Inc.

Legal status of issuer
Form

Corporation

Jurisdiction of Incorporation/Organization

California

Date of organization

April 26, 2018

Physical address of issuer

1176 Tournaline Drive, Thousand Oaks, CA 91320

Website of issuer

www.tfi-tec.com

Name of intermediary through which the Offering will be conducted

Title3Funds.com

CIK number of intermediary

0001685995

SEC file number of intermediary
7-00083

CRD number, if applicable, of intermediary
286035

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7% of the amount raised in the Offering upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
Securities in an amount equal to 2% of the total number of Securities sold in the Offering.

Name of qualified third party "Escrow Facilitator" which the Offering will utilize
North Capital Private Securities Corporation

Type of security offered
Shares of Class B Non-Voting Common Stock

Target offering amount
$100,000.00

Oversubscriptions accepted: YES

Oversubscriptions will be allocated:
D Pro-rata basis
0 First-come, first-served basis
0 Other:

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
February 24, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees
5

Most recent fiscal year-end Prior fiscal year-end

Total Assets $0.00 $0.00

Cash & Cash Equivalents $0.00 $0.00

Accounts Receivable $0.00 $0.00

Short-term Debt $0.00 $0.00

Long-term Debt $0.00 $0.00

Revenues/Sales $0.00 $0.00

Cost of Goods Sold $0.00 $0.00

Taxes Paid $800.00 $0.00

Net Income -$30,895.00 -$9,590.00

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands


September 6, 2024

FORM C/A

Up to $1,070,000.00

TFI International Sales, Inc.



Shares of Class B Non-Voting Common Stock


This Form *C/A* (including the cover page and all exhibits attached hereto the "Form C") is being furnished by TFI International Sales, Inc., a California Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Shares of Class B Non-Voting Common Stock of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $100,000.00 and up to $1,070,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per share (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities"*. In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Title3Funds (the "Intermediary"). The Intermediary will be entitled to receive 7% of the amount raised in the Offering and 2% of the Securities sold i the Offering.

Price to Investors

Service Fees and Commissions (1)(2) Net Proceeds

Minimum Individual
Purchase Amount $100.00

Aggregate Minimum

Offering Amount

$100,000.00 $7,000.00 $93,000.00 Aggregate

    Maximum Offering Amount

                $1,070,000.00 $74,900.00 $995,100.00

(1) This excludes fees to Company's advisors, such as attorneys and accompanist.
(2) The Intermediary will receive 7% of the amount raised in the Offering and 2% of the Securities sold in the
    Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF(§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.modgarden.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF(§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section lS(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is February 22, 2024.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in§ 227.503(a); (5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO THE CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY, THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ONAS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL FINANCIAL SERVICES, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE
PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or there in contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate, " "estimate, " "expect, " "project, " "plan, " "intend, " "believe, " "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion

of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could af ect its actual operating and financial performance and cause its performance to dif er materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties material should any of these assumptions prove incorrect or change, the Company's actual operating, and financial performance may vary in material respects from the performance projected in these forward looking statements.

Any forward-looking statements made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to dif er may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or other vise, except as may be required by law

ON GOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://www.tfi tec.com/

The Company must continue to comply with the ongoing reporting requirements until: (1)
the Company is required to file reports under Section 13(a) or Section 15(d) of the
Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has
total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has
fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on
Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any
complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein
and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

TFI International Sales, Inc. (the "Company") is a California Corporation, formed on April 26, 2018. The Company is located at 1176 Tourmaline Dr., Thousand Oaks, CA 91320.

The Company's website is https://www.tfi-tec.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Company developed, patented, and prototyped a clean tech Tool/Process and offers an innovative, game-changing Semiconductor manufacturing technology to global device makers that reduces chip costs by 40%, uses nontoxic chemicals, is energy efficient, and allows compact layering of functions, miniaturization and overcomes the barriers that current dry processes have met through a wet process. It is akin to going from 2D to 3D for the semiconductor industry. The Company has experienced business, marketing and sales, and scientific, and engineering experts from within the industry as the core team, and a variety of device makers anxious to utilize this technology for their production.

TFI International Sales, Inc. (TFIS) has expanded its operations in the USA to include a Maryland Corporation registered in 2023. TFI is in the process of establishing a demo lab facility in Frederick, Maryland to take advantage of the strategic location in the mid-Atlantic with access to technical facilities, resources, and funding in the Area for investment in new semiconductor packaging manufacturing.

TFI's new generation TSV (Through Silicon Via) process plans to provide advanced Metal Deposition Systems for the TSV process, MEMS (Micro-Electro-Mechanical Systems) and other high-end 3DIC (3 Dimensional Integrated Circuit) devices which is superior in several ways to current PVD (Physical Vapor Deposition) manufacturing.

In addition, TFI is a member partner with FITCI - Frederick Innovative Technology Center, Inc, also in Frederick, Md., and has joined the Soft Landing Program hosted by FITCI supporting new technology business development in the region. New members of the organization have been announced. An advisory board has been formed with members of the University of Maryland and other technology business leaders in the area.

The Offering

Minimum amount of Securities being offered

10,000

Total Securities outstanding after offered

Offering (if Minimum Amount reached)

10,000

Maximum amount of Securities being offered

107,000

Total Securities outstanding after offered

Offering (if Maximum Amount reached)

107,000

Purchase price per Security

$10.00

Minimum investment amount per Investor

$100.00

Offering deadline

February 24, 2025

Use of proceeds

See the description of the use of proceeds on page 19 hereof.

Voting Rights

See the description of the voting rights on page 27 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any

relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

General

The Company will be taking advantage of temporary rules that relax some of the requirements for a crowdfund offering.
In March 2020, the SEC passed a Temporary Final Rule intended to assist small businesses with capital raising in the Regulation Crowdfunding market due to the COVID-19 pandemic and relaxed or modified some rules for offerings initiated through February 28, 2021 (As extended in August 2020.). This Offering is taking advantage of some or all of these relaxed rules which may create additional risks for investors.

Pursuant to SEC Rule §227.20J(z)(2) the Company is launching the Offering prior to providing financial statements.
The financial information that has been omitted is not currently available and will be provided by an amendment to the offering materials. Following the filing of this amendment investors should review the complete set of offering materials including previously omitted financial information prior to making an investment decision. No investment commitments will be accepted until after such financial information has been provided. Failure of the investor to review these financial statements when they are provided could result in the investor not understanding the Company's financial position.

The Company may choose to close the Offering as soon as the target fundraising amount is met.
Pursuant to SEC Rule §227.20l(z)(l)(iv)(C) the Company may close the Offering sooner that the required 21 days should the Target Amount be met early. While investors will be notified in advance if the Offering is closed early, this creates additional risks for investors by not allowing additional time to fully assess the transaction.

Investors may only cancel their commitment to invest during the first 48 hours after such commitment.
Pursuant to SEC Rule §227.20l(z)(l)(iv)(D) the Company may limit investor cancellations after 48 hours following their commitment unless there is a material change in the Offering. This increases risk for investors as they will be fully committed to the Offering 48 hours after their initial commitment.

Risks Related to the Company's Business and Industry

The development and commercialization of our products is highly competitive. We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because

such declines in demand are difficult to predict.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Demand for and pricing of our products are subject to economic conditions and other factors present in the various markets where the products are sold.

Consumer preferences also impact the demand for new electric bikes purchases. A decrease in demand due to any of these factors would have a negative effect on our business and operations. Volatility in that market (which could be affected by many different factors, including general economic conditions, energy prices and trade policy) will likely affect the company. With a global supply chain, events across the world can affect supply chain reliability.

Our product may be subject to emergent regulations.

Legislation by state, federal or other national bodies may affect semiconductor manufacturing from the standpoint of environmental quality and waste materials. New and existing laws may impact our ability to sell our product.

The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

We rely on various intellectual property rights, including patents in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate

litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards

required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management.

It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Risks Related to the Securities

The Securities will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 25% or more beneficially own up to 80% of the Company. Subject to any fiduciary duties owed to our other owners or investors under California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the Shares of Class B Non-Voting Common Stock will be subject to dilution.

Owners of common stock do not have preemptive rights. If the Company conducts subsequent Offerings of Shares of Class B Non-Voting Common Stock or Securities convertible into Class B Non-Voting Common Stock, issues shares pursuant to a compensation or distribution reinvestment

plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the term and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

The Company has the right to conduct multiple closings during the Offering. If the Company meets certain terms and conditions, and more than thirty (30) days remain before the Offering Deadline, an intermediate close of the Offering can occur, which will allow the Company to draw down on the first $100,000 of the proceeds of the offering committed and captured during the relevant period, as well as any amounts raised after. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company has the right to extend the Offering Deadline.
The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at

which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Company developed, patented, prototyped a clean tech Tool/Process and offers an innovative, game-changing Semiconductor manufacturing technology to global device makers that reduces chip costs by 40%, uses nontoxic chemicals, is energy efficient, and allows compact layering of functions, miniaturization and overcomes the barriers that current dry processes have met through a wet process. It is akin to going from 2D to 3D for the semiconductor industry.

Business Plan
The company has experienced business, marketing and sales, and scientific, engineering experts from within the industry as the core team, and a variety of device makers anxious to utilize this technology for their production.

History of the Business

The Company's Products and/or Services
Company produces a tool and manufacturing equipment that can be customized to the device maker's requirements and provides a 40% reduction in cost, over conventional chip manufacturing and savings in efficiency, pollution and waste.

Competition
The Company's primary competitors are the global wafer fabrication equipment manufacturers, including AMAT and LAM.

We believe our product is distinct from that of our direct competitors. We combine the benefits of patented breakthrough process that allows multiple functional layering in a more compact chip that is accomplished with zero toxic chemicals and minimum waste.

Everyone in the current Semiconductor industry using the old, 2D process to make chips including the likes of Intel, Samsung, etc.-and all the device mgs, that have now reached the

BARRIERS for further reduction in SIZE capabilities, speed, efficiency, energy efficiency, layering of functions and sustainability. TFI's breakthrough 3D WET 3D Process makes all these competitors CLIENT OPPORTUNITIES, and a solid competitive advantage immediately and for the near future, with our 40% REDUCTION IN CHIP COSTS and clean tech super attraction.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
16/750,909	SEMICONDUCTOR APPARATUS HAVING THROUGH SILICON VIA STRUCTURE AND MANUFACTURING METHOD THEREOF	A semiconductor apparatus having through silicon via structure and a manufacturing method thereof to enable the significant process and cost reduction and the improvement of performance of through silicon via by forming barrier and seed metal layers with electroless plating, the barrier layer applied in forming through silicon via with wet electroless plating thereby enabling structural uniformity and improvement in electrical properties with less process cost and higher yield to meet the both performance and economic objectives. The instant invention enables the formation ofTSV with smaller diameter of the opening and, if necessary, omitting the formation of copper seed layer. Direct copper plating on the barrier layer is possible and this reduces the number of processes, charges the inside of via at once through copper plating to bring more improvements in electrical properties as effect.	1/23/2020	Pending	USA

Other

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.00%	$7,000	7.00%	$74,900
Campaign marketing expenses or related reimbursement Estimated	10.00%	$10,000	8.971963%	$96,000
Attorney Fees	5.00%	$5,000	1.87%	$20,000
Estimated Accountant/Audit or Fees	3.00%	$3,000	1.40%	$15,000
Research and Development	15.00%	$15,000	6.07%	$65,000
Manufacturing	30.00%	$30,000	9.35%	$100,000
Future Wages	20.00%	$20,000	14.02%	$150,000
General Working Capital	10.00%	$10,000	51.317757%	$549,100
Total	**100.00%**	**$100,000**	**100.00%**	**$1,070,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: If the Board believes that the change in use of proceeds will not have any material adverse effect on the existence business and operations and is in the best interest of the company and its shareholders as a whole, the Board can decide the change of use of proceeds.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors and Officers

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Tae Young Lee

All positions and of ices held with the Company and date such position(s) was held with start and ending dates

Director/CEO- 2018 to Present

Principal occupant and employment responsibilities during at least the last three (3) years with start and ending dates

President/CEO of TFI Co. Ltd. - 2012 to Present
Name

Terry Collins

All positions and offices held with the Company and date such position(s) was held with start and ending dates.

COO & Advisory Board

Principal occupations and employment responsibilities during at least the last three (3) years with start and ending dates

- Experienced Technology management and consulting.
- Diverse leadership experience from Marquis companies including Computer Associates and Cognos to start-ups.
- Proven ability to develop and execute strategic plans to achieve objectives.
- Balanced experience in complex multi-member technology delivery teams.
- Insightful communication and presentation skills from executives to staff-level consultants.
- Direct management responsibility for P&L's ranging from 8 to 65 resources.
- Oversight and management of multiple simultaneous project teams.
- International experience establishing a sales/consulting office in Saudi Arabia.

Name

Kathie Callahan-Brady

All positions and offices held with the Company and date such position(s) was held with start and ending dates.

Executive Business Advisory Board

Principal occupations and employment responsibilities during at least the last three (3) years with start and ending dates

Kathie Callahan Brady works with some of highly gifted, emerging Biotech and Technology companies as President and CEO of Frederick Innovative Technology Center, Inc. (FITCI). Since stepping into her role at the incubator/ accelerator in 2016, FITCI has seen its client base grow 476%. Currently, they serve 72 companies, and in total have served over 200+ companies. She herself is an entrepreneur with more than 30 years of executive-level experience in IT, real estate, and business development. She's led entrepreneurs and corporations in strategies to achieve high-level success.
Kathie has founded and helped grow four successful companies in various industries including real

estate, telecommunications, healthy lifestyles (Naturopathic Medicine), and consulting. Kathie continues to pursue her passion for real estate and was a partner in Quantum Realty Capital specializing in commercial real estate financing. She founded Future CEO to empower entrepreneurs to start and operate their own businesses and leads with that same passion at FITCI. She served as Executive Director at the National Academy of Sciences & taught for the University of Maryland. She is an avid networker & passionate about helping others succeed. Her business model, leadership & innovation strategies have guided clients toward productivity resulting in improved profits. Kathie has helped hundreds of companies to raise funding & grow significantly. One client with steady losses over 5 years was turned around to achieve profits of $20m. Her passion is to help owners turn around, increase profits & achieve a better quality of life. Kathie practices what she preaches & has been a member of Vistage for the past several years helping to further develop her own leadership while taking her company to $72m. She believes that success is a conscious choice & the role of a leader is to lead change along with driving growth. She feels privileged to work with the top 5% who step up, assume leadership, & make a tangible difference. To achieve this, leaders need fresh ideas & feedback from others who have similar experiences. She accomplishes this through her work as a CEO Group Chair with Vistage, CEO Space & 212 Business Mastery.

Indemnification

Indemnification is authorized by the Company to directors, officers, or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits, or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct unless a court of competent jurisdiction detern1ines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 5 employees.

CAPITALIZATION AND O\VNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security Class A Voting Common Stock

Amount authorized 1,500,000

Amount outstanding 1,300,000

Voting Rights Yes

Anti-Dilution Rights No

How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Securities will be subject to dilution if/when the where investors are offered Common Stock for cash or cash equivalents or if compensatory shares are offered to new or existing shareholders.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%
Difference between this security and the Securities issued pursuant to Regulation CF	Class **A** Voting Common Stock carry voting rights while the Securities being issued pursuant to Regulation CF do not have any voting rights.

Company participates in an equity financing round
Type of security Class B Non-Voting Common Stock **Amount authorized**

500,000 **Amount outstanding** 0

Voting Rights No

Anti-Dilution Rights No

How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Securities will be subject to dilution if/when the Company participates in an equity financing round where investors are offered Common Stock for cash or cash equivalents or if compensatory shares are offered to new or existing shareholders.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%
Difference between this security and the Securities issued pursuant to Regulation CF	These are the same class of securities as those being issued pursuant to Regulation CF.

Prior Of erings

The Company has not conducted any prior securities offerings in the past three years.

Valuation

Based on the Offering price of the Securities, the pre-offering value ascribed to the Company is $13M.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such a valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

The Company is held by only one shareholder.

Below the beneficial owner of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, is listed along with the amount he owns.

Name Percentage Owned Prior to Offering

Tae Young Lee 100%

Following the Offering, the Purchasers will own 0.763% of the Company if the Minimum Amount is raised and 7.6% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Operations

We should have enough liquidity to execute our business plan. We intend to be profitable by December 31, 2023. Our significant challenges are conducting demonstrations at our lab for device makers and consummating orders.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have under $10,000 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

The Company intends to secure a federal government grant in the amount of $1,000,000 under the CHIPS for America Act.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether the achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 107,000 of Shares of Class B Non-Voting Common Stock (the "Securities") at $10.00 per share for up to $1,070,000.00. The Company is attempting to raise a

minimum amount of $100,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by rolling close (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a first-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital Private Securities Corporation until the Minimum Amount of investments is reached. Pursuant to SEC Rule §227.20l(z)(l)(iv)(D) the Company is limiting Purchaser cancellations after 48 hours following their commitment unless there is a material change in the Offering. Any such cancellation can be done using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be canceled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via in exchange for his or her investment as soon as practicable thereafter.

In the event that $100,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment. In the event the Company does conduct the first of multiple closes, the Company agrees to withdraw $100,000 from escrow and will conduct the Intermediate Close if more than thirty (30) days remain before the Offering Deadline.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds

will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through Title3Funds.com, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
7.0% of the amount raised in the Offering.

Stock, Warrants and Other Compensation
Securities in an amount equal to 2% of the total number of Securities sold in the Offering.

Transfer Agent and Registrar
KoreConX

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

At the Intermediate Close (if the Minimum Amount is sold), our authorized capital stock with consist of (i) 1,500,000 shares of Class A Voting Common Stock, par value $0, of which 1,300,000 shares will be issued and outstanding, and (ii) 500,000 shares of Class B Non-Voting Common Stock, par value $0, of which 10,000 shares will be issued and outstanding.

Dividends

Holders of common stock will share equally in any dividend declared by the Board, if any, subject to the rights of the holders of any outstanding preferred stock.
Dividend distribution would be decided by the Board if they believe that a dividend pay-out will not have any material adverse effect on the existence of business and operations and is in the best interest of the Company and its shareholders.

Voting and Control

The Securities have the following voting rights: None. Holders of Class B Non-Voting Common Stock will not have voting rights. Only holders of Class A Voting Common Stock have one vote per share and may vote to elect the Board and on matters of corporate policy. Given that investors will be issued Class B Non-Voting Common Stock, they will have no impact on corporate matters.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 50l(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT "'ITH ms OR HER O"'N TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, O"'NERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS "'ELL AS POSSIBLE CHANGES IN THE TAX LA"'S.

TO INSURE COMPLIANCE "' WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, TO INFORM YOU THAT ANY TAX STATEMENT IN TmS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR "'WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES "'AS "'RITTEN IN CONNECTION "'ITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO "'HICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT ms OR HER O'N TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.
TRANSACTIONS 'WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise toa conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Tae Young Lee
(Signature)

Tae Young Lee
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Tae Young Lee
(Signature)

Tae Young Lee
(Name)

CEO
(Title)

February 14, 2022
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.